# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ILLINOIS TOOL WORKS INC, CIK 0000049826
CUSIP: 452308109
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 155 Harlem Avenue, Glenview, Illinois (IL), 60025
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001728354

## Reporting persons
- Briar Hall Management LLC: type of reporting person: bank (BK); citizenship or place of organization: United States (X1); sole voting power 24,844,170; shared voting power 1,014,000; sole dispositive power 24,844,170; shared dispositive power 1,014,000; aggregate amount beneficially owned 25,858,170 (8.76% of the class)

## Item 1. Issuer
Name of issuer: ILLINOIS TOOL WORKS INC
Address of issuer's principal executive offices: 155 Harlem Avenue Glenview, IL, 60025

## Item 2. Person Filing
Name of person filing: Briar Hall Management LLC
Address of principal business office or, if none, residence: 511 Union Street, Suite 735, Nashville, TN 37219
Citizenship: Tennessee

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: bank (BK)

## Item 4. Ownership
Amount beneficially owned: 25,858,170
Percent of class: 8.76
Sole power to vote or to direct the vote: 24,844,170
Shared power to vote or to direct the vote: 1,014,000
Sole power to dispose or to direct the disposition: 24,844,170
Shared power to dispose or to direct the disposition: 1,014,000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
99.1 Power of attorney

## Signatures
- Briar Hall Management LLC: /s/ Bernardo Vaz, Bernardo A. Vaz/Secretary (02/12/2025)